Filed Pursuant to Rule 424(b)(3)
						Registration No. 333-41474


APPIANT TECHNOLOGIES, INC.

Prospectus Supplement
(To Prospectus Dated 07/14/2000)

	You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

	On March 21, 2001, we issued a drawdown notice to Kedrick Investments, Ltd. ("Kedrick") in connection with the common stock purchase agreement dated May 24, 2000, evidencing an equity draw down facility between us and Kedrick. This notice offered to sell up to $1,500,000.00 of our common stock to Kedrick based on the formula in the stock purchase agreement, during the 18 day period beginning on March 11, 2001 and ending on March 21, 2001. Kedrick purchased a total of 56,730 shares of our common stock at an average purchase price of $4.4068 per share. These purchases resulted in aggregate proceeds of $250,000.00 being paid and released from escrow to us by Kedrick.

	The attached prospectus relates to the resale of shares acquired by Kedrick pursuant to the stock purchase agreement. Because Kedrick may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

	We expect to use the proceeds of this sale of for working capital requirements.

The date of this prospectus supplement is March 21, 2001.